                     INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Alfa International Corp.

We have audited the accompanying consolidated balance sheets of Alfa International Corp. and subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alfa International Corp. and subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's financial position at December 31, 2000 and results of operations and cash flows to December 31, 2000 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                             WISS & COMPANY, LLP

Red Bank, New Jersey
January 12, 2001

                   ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS

                                                           December 31,
           ASSETS                                    2000               1999
                                                   --------           -------
CURRENT ASSETS:
  Cash and equivalents                            $ 527,066         $ 284,912
  Accounts receivable                                   394             8,664
  Inventories:
   Raw materials                                     15,511            23,190
   Work-in-process                                    1,758            18,107
   Finished goods                                    25,756               -
  Prepaid expenses                                    1,843             4,452
  Due from Affiliate                                 18,875               -
                                                   --------          --------
       Total Current Assets                         591,203           339,325

PROPERTY AND EQUIPMENT:
  Office and computer equipment                      44,757            37,720
  General plant                                      22,598            22,598
  Furniture and fixtures                              5,006             5,006
                                                   --------          --------
                                                     72,361            65,324
  Less:Accumulated depreciation and amortization     56,558            49,870
                                                   --------          --------
                                                     15,803            15,454
OTHER ASSETS:
   Due from placement agent                          37,500               -
   Security Deposit                                   1,500               -
                                                   --------          --------
                                                     39,000               -
                                                   --------          --------
                                                  $ 646,006         $ 354,779

          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                               $       -         $      519
  Accrued expenses and other current liabilities      1,649             5,301
                                                   --------          --------
        Total Current Liabilities                     1,649             5,820

STOCKHOLDERS' EQUITY:
Preferred stock - $.01 par value: authorized
   978,400 shares                                      -                 -
Common stock - $.01 par value: authorized
   15,000,000 shares; issued and outstanding
   8,907,148 in 2000 and 7,641,398 in 1999           89,071            76,414

Capital in excess of par value                    5,800,521         5,181,703
Retained earnings (deficit)                      (5,245,235)       (4,909,158)
                                                  ---------         ---------
        Total Stockholders' Equity                  644,357           348,959
                                                  ---------         ---------
                                                 $  646,006        $  354,779

See accompanying notes to consolidated financial statements.

              ALFA INTERNATIONAL CORP. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Year Ended December 31,
                                                      -----------------------
                                                       2000             1999
                                                      ----------- -----------
REVENUES:
  Net Sales                                       $   164,027      $   130,732
  Gain on settlement of trade payables                    -             47,852
  Other income                                         14,688            6,997
                                                   ----------       ----------
                                                      178,715          185,581

COSTS AND EXPENSES:
  Cost of sales                                        98,560          115,872
  Selling, general and administrative                 416,232          762,631
                                                   ----------       ----------
                                                      514,792          878,503

NET LOSS                                          $  (336,077)     $  (692,922)

BASIC AND DILUTED LOSS PER SHARE                  $      (.04)     $      (.10)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING       7,951,535        6,783,590

See accompanying notes to consolidated financial statements.

                         ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                        Common Stock       Capital in
Retained
                                                   Par      Excess of
Earnings
                                      Shares      Value     Par Value
(Deficit)
                                     ------------------------------------------
-

BALANCES AT  DECEMBER 31, 1998       6,441,398  $  64,414  $ 4,168,703  $
4,216,236)

YEAR ENDED DECEMBER 31, 1999:
Issuance of stock options for
     consulting services                   -          -        500,000
-
Issuance of common stock upon
     exercise of stock options       1,200,000     12,000      513,000
-
   Net loss                                -          -            -
(692,922)
                                     ---------  ---------   ----------   ------
------
BALANCES AT  DECEMBER 31, 1999       7,641,398     76,414   $5,181,703
$(4,909,158)


YEAR ENDED DECEMBER 31, 2000:
   Issuance of common stock for
     cash, less related costs        1,265,750     12,657      618,818
Net loss                                  -          -            -
(336,077)
                                     ---------  ---------   ----------   ------
------
                                     8,907,148     89,071   $5,800,521
$(5,245,235)

See accompanying notes to consolidated financial statements.

                    ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           Year Ended December
31,
                                                           --------------------
---
                                                              2000
1999
                                                           --------------------
---

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                 $ (336,077)   $
(692,922)
  Adjustments to reconcile net loss to net cash
   flows from operating activities:
    Depreciation and amortization                               6,688
12,619
    Gain on sale of property                                       -
(499)
Stock options issued for consulting services                       -
500,000
    Changes in operating assets and liabilities:
      Accounts receivable                                       8,270
(1,491)
      Inventories                                              (1,728)
18,367
      Prepaid expenses                                          2,609
14,621
      Accounts payable                                           (519)
(105,000)
      Other assets                                             (1,500)
4,747
      Due from affiliata                                      (18,875)
-
      Accrued expenses                                         (3,652)
626
                                                           ----------    ------
-----
         Net cash flows from operating activities            (344,784)
(248,932)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment                        (7,037)
(1,848)
  Proceeds from sale of property                                   -
795
                                                           ----------    ------
-----
         Net cash flows from investing activities              (7,037)
(1,053)

CASH FLOWS FROM FINANCING ACTIVITIES-
  Proceeds from issuance of common stock                      631,475
525,000
  Due from placement agent                                    (37,500)
-
                                                           ----------    ------
----
Net cash flows from financing activities                      593,975
525,000


NET CHANGE IN CASH AND EQUIVALENTS                            242,154
275,015

CASH AND EQUIVALENTS, BEGINNING OF YEAR                       284,912
9,897
                                                           ----------    ------
----

CASH AND EQUIVALENTS, END OF YEAR                          $  527,066    $
284,912

SUPPLEMENTAL CASH FLOW INFORMATION:
  Noncash investing and financing activities:
    Issuance of common stock options for
    consulting services                                    $      -      $
500,000

See accompanying notes to consolidated financial statements.


                             ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  -  NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
           ACCOUNTING POLICIES:

     Principles of Consolidation - The consolidated financial statements include the accounts of Alfa International Corp. ("Alfa") and its wholly-owned subsidiary, Ty-Breakers Corp. ("Ty-Breakers") collectively referred to as the "Company". All intercompany transactions have been eliminated in consolidation.

     Nature of the Business - Alfa is a holding company which operates through its Ty-Breakers subsidiary. Ty-Breakers is a manufacturer and distributor of
(i) Tyvek apparel products and (ii) a line of gift items, both of which are for sale primarily in the United States. All of Ty-Breakers' Tyvek is purchased from two unrelated suppliers, one of which is the sole producer of Tyvek.

     Financial Instruments - Financial instruments include cash, accounts receivable, accounts payable and accrued expenses. The amounts reported for financial instruments are considered to be reasonable approximations of their fair values, based on market information available to management.

     Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

     Cash Equivalents - Cash equivalents include all highly liquid investments with an original maturity of three months or less.

     Concentration of Credit Risk - The Companies maintain cash balances in several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000 each. At December 31, 2000, the Companies have uninsured balances totalling appproximately $412,000.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. At December 31, 2000 and 1999, inventories were reduced by $-0- and $35,853,respectively, for quantities on hand in excess of normal usage. Management believes that the resulting reserves of $65,853 at December 31, 2000 and 1999, respectively, are adequate.

     Property and Equipment - Property and equipment are stated at cost. Depreciation has been computed using an accelerated method over an estimated life of 5 years for furniture and equipment and the lease term for leasehold improvements.

     Income Taxes - The Company is subject to income taxes at both the Federal and state level. Separate state income tax returns are filed with each state in which the Company is incorporated or qualified as a foreign corporation.

                      ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted income tax rates. The provision for income taxes is determined by applying the provisions of the applicable enacted tax laws to taxable income for that period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Advertising Costs - Advertising costs of $5,034 in 2000 and $900 in 1999 were expensed as incurred.

     Stock-Based Compensation - The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock on the dates of grant, no compensation expense is recorded.

The Company did not grant any stock options to employees during 2000 or 1999.

Had compensation cost been based upon fair value of the option on the date of grant, as prescribed by SFAS 123, the Company's proforma net loss and net loss per share would have been unchanged in 2000 and 1999 using the Black-Scholes option valuation model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of normal publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employees stock options.

     Net Loss Per Share - Basic and diluted loss per share are based upon the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share does not assume the conversion, exercise or contingent issuance of securities that would have a dilutive effect on loss per share.

NOTE 2  - GOING CONCERN AND LIQUIDITY:

The Company has incurred significant operating losses raising substantial doubt about its ability to continue as a going concern. The continued existence of the Company is dependent upon its ability to eventually attain profitable operations.

In an effort to obtain profitable operations, the Company will attempt to increase sales by increased marketing of its new gift product line, recruiting

                             ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

sales representatives, attending trade shows, mailing its new gift catalog to prospective customers and updating and redistributing its existing Tyvek merchandise catalog. Should the Company be unsuccessful in its attempts to increase sales, the Company may not be able to continue operations.

NOTE 3  - COMMITMENTS:

     Lease - The Company leases its premises in Jersey City, New Jersey on a month-to-month basis. Rent expense for 2000 and 1999 was $10,800 and $26,737, respectively.

     Employment Agreements - The Company is obligated through July 31, 2002 to pay its president/chief executive officer an annual base salary of $100,000 plus an additional amount based on gross revenue. The Company is also obligated through July 31, 2002 to pay its vice-president of sales an annual base salary of $55,000, plus an additional amount based on net sales.

NOTE 4  - STOCKHOLDERS' EQUITY:

     Preferred Stock - Alfa has 978,400 shares of undesignated preferred stock which may be issued with such rights and preferences as the Board of Directors may determine. Therefore, the undesignated preferred stock may be issued with liquidation, dividend, voting and other rights superior to those of existing common shareholders, including the right to elect a controlling number of directors as a class.

     Stock Option Plan - Alfa's Stock Option Plan provides for the granting of Incentive Stock Options and Non-qualified Stock Options to all employees and others who perform key services to purchase up to 750,000 shares of common stock at an exercise price equal to at least the fair market value of a share of common stock on the date of grant (exercise prices for incentive options for holders of more than 10% of the outstanding common stock must be at least 110% of the fair market value on the date of grant). Incentive stock options are exercisable in 20% increments commencing one year after the date of grant and generally expire five years after the date of grant. The Stock Option Plan expired on December 27, 1997.

     In connection with their employment agreements, the Company issued a total of 375,000 stock options to its president and vice-president in August, 1997. The options are exercisable at a price of $1.00 per share and expire five years from the date of grant.

     At December 31, 2000, there were 375,000 stock options outstanding under the Stock Option Plan, of which 300,000 were exercisable. The remaining options vest in 2001.

     During 1997, in connection with the settlement of an outstanding obligation with a creditor, the Company paid $9,647 in cash and granted the creditor the option to purchase 125,000 shares of the Company's Common Stock, exercisable at $.10 per share through November 5, 2007.

                              ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On January 20, 1999, the Company entered into a consulting agreement ("Consulting Agreement")whereby four sets of stock options were granted - each set consisted of 500,000 shares with the exercise price of each set $.25, $.50 $.75 and $1.00 per share, respectively. The fair value of the options were estimated on the date of grant using the Black-Scholes option - pricing model with the following assumptions: expected life of 3 years; expected volatility of 311%; expected dividend yield of 0% and a risk free interest rate of 6.0 percent and have been recorded as a consulting fee based upon total estimated fair value of $500,000. Options to purchase 1,200,000 shares for $525,000 were exercised in 1999. At December 31, 2000, options to purchase 800,000 shares were exercisable, consisting of 300,000 options at $.75 per share and 500,000 at $1.00 per share. The options expire on the earlier of (a) January 20,2002 or
(b) upon the termination of the Consulting Agreement in accordance with its terms.

     Warrants - Alfa issued 8,075 common stock purchase warrants in connection with the acquisition of Ty-Breakers in 1997. The warrants gave the holders the right to receive one share of Alfa common stock for $4.00 per share. These warrants expired in January 1999.

     Alfa issued 1,500,000 common stock purchase warrants in connection with the sale of common stock during 1997. These warrants gave the holders the right to purchase one share of common stock for $1.00 per share. A total of 150,000 were exercised in August 1998 and the Company received proceeds of $150,000. The remaining 1,350,000 warrants expired in July and August 1999.

     Alfa issued 136,250 common stock purchase warrants in connection with the sale of common stock during 1998. The warrants give the holder the right to purchase one share of common stock for $2.00 per share. These warrants expire at various times in 2000.

NOTE 5  - INCOME TAXES:

     Deferred tax asset is comprised of the following:


                                         December 31,
                                    ----------------------
                                       2000        1999
                                    ----------  ----------
Federal net operating loss
  carryforwards                     $2,050,000  $1,934,000
State net operating loss
  carryforwards, net of
  federal tax benefit                  300,000     274,000
                                    ----------  ----------
                                     2,350,000   2,208,000
Less: Valuation allowance            2,350,000   2,208,000
                                    ----------  ----------
                                    $      -    $      -

                              ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company's effective tax rate differs from the expected federal income tax rate due to changes in the valuation allowance at December 31, 2000 and 1999.

     Management has determined, based on the Company's current condition, that a full valuation allowance is appropriate at December 31, 2000.

     At December 31, 2000, the Company had Federal net operating loss carryforwards of approximately $6,000,000 which expire beginning in 2004. The Company's issuance of shares during fiscal 1995 and subsequent thereto results in a "Change of Ownership" as defined by the Internal Revenue Code of 1986, which limits the Company's use of these net operating loss carryforwards.